Mercedes-Benz Auto Lease Trust 2015-B
Investor Report

Collection Period Ended   30-Apr-2016

Amounts in USD

Dates

Collection Period No.	7	
Collection Period (from... to)	1-Apr-2016	30-Apr-2016
Determination Date	12-May-2016	
Record Date	13-May-2016	
Payment Date	16-May-2016	
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Apr-2016	16-May-2016	Actual/360 Days	31
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Apr-2016	15-May-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	24,120,162.12	0.00	24,120,162.12	88.677067	0.000000
Class A-2A Notes	272,500,000.00	272,500,000.00	263,859,607.18	8,640,392.82	31.707864	0.968292
Class A-2B Notes	272,500,000.00	272,500,000.00	263,859,607.18	8,640,392.82	31.707864	0.968292
Class A-3 Notes	295,000,000.00	295,000,000.00	295,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	150,360,000.00	150,360,000.00	150,360,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,262,360,000.00**	**1,014,480,162.12**	**973,079,214.36**	**41,400,947.76**		

Overcollateralization	247,645,517.86	264,250,965.63	264,250,965.63	
Total Securitization Value	**1,510,005,517.86**	**1,278,731,127.75**	**1,237,330,179.99**	
present value of lease payments	532,944,438.27	361,533,737.35	338,407,811.51	
present value of Base Residual Value	977,061,079.59	917,197,390.40	898,922,368.48	

	Amount	Percentage
Initial Overcollateralization Amount	247,645,517.86	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	264,250,965.63	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	249,150,910.45	16.50%
Current Overcollateralization Amount	264,250,965.63	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.430000%	8,931.16	0.032835	24,129,093.28	88.709902
Class A-2A Notes	1.000000%	227,083.33	0.833333	8,867,476.15	32.541197
Class A-2B Notes	0.952750%	223,565.43	0.820424	8,863,958.25	32.528287
Class A-3 Notes	1.340000%	329,416.67	1.116667	329,416.67	1.116667
Class A-4 Notes	1.530000%	191,709.00	1.275000	191,709.00	1.275000
Total		**980,705.59**		**$42,381,653.35**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	24,195,903.08	(1) Total Servicing Fee	1,065,609.27
Net Sales Proceeds-early terminations (including Defaulted Leases)	17,495,199.72	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	5,984,268.68	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	13,267.03	(3) Interest Distributable Amount Class A Notes	980,705.59
Excess mileage included in Net Sales Proceeds	156,943.14	(4) Priority Principal Distribution Amount	0.00
Subtotal	47,675,371.48	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	41,400,947.76
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	6,087.73	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	47,681,459.21	(9) Excess Collections to Certificateholders	4,234,196.59
Reserve Account Draw Amount	0.00	**Total Distribution**	**47,681,459.21**
Total Available Funds	**47,681,459.21**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,065,609.27	1,065,609.27	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	980,705.59	980,705.59	0.00
thereof on Class A-1 Notes	8,931.16	8,931.16	0.00
thereof on Class A-2A Notes	227,083.33	227,083.33	0.00
thereof on Class A-2B Notes	223,565.43	223,565.43	0.00
thereof on Class A-3 Notes	329,416.67	329,416.67	0.00
thereof on Class A-4 Notes	191,709.00	191,709.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	980,705.59	980,705.59	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	41,400,947.76	41,400,947.76	0.00
Principal Distribution Amount	41,400,947.76	41,400,947.76	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,775,013.79
Reserve Fund Amount - Beginning Balance	3,775,013.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	480.93
minus Net Investment Earnings	480.93
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,775,013.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	480.93
Net Investment Earnings on the Exchange Note Collection Account	5,606.80
Investment Earnings for the Collection Period	6,087.73

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,510,005,517.86	35,751
Securitization Value beginning of Collection Period	1,278,731,127.75	32,590
Principal portion of lease payments	16,445,254.33	
Terminations- Early	16,495,672.83	
Terminations- Scheduled	5,514,980.39	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,945,040.21	
Securitization Value end of Collection Period	1,237,330,179.99	31,836
Pool Factor	81.94%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	23.96	17.31
Weighted Average Seasoning (months)	11.46	18.34
Aggregate Base Residual Value	1,109,844,215.49	984,795,872.13
Cumulative Turn-in Ratio		88.90%
Proportion of base prepayment assumption realized life to date		144.55%
Actual lifetime prepayment speed		0.58%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,235,406,098.15	31,790	99.84%
31-60 Days Delinquent	1,491,222.05	34	0.12%
61-90 Days Delinquent	285,243.31	8	0.02%
91-120 Days Delinquent	147,616.48	4	0.01%
Total	1,237,330,179.99	31,836	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	634,380.17	19	5,652,085.78	160
Liquidation Proceeds	563,295.24		5,086,509.58	
Recoveries	114,066.12		417,378.85	
Principal Net Credit Loss / (Gain)	(42,981.19)		148,197.35	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.041)%	
Prior Collection Period	0.176 %	
Second Prior Collection Period	(0.065%)	
Third Prior Collection Period	0.099 %	
Four Month Average	0.042%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		0.010%
Average Net Credit Loss / (Gain)		926.23

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	24,321,313.26	735	129,050,646.65	3,754
Sales Proceeds and Other Payments Received	23,392,795.18		128,130,708.95	
Residual Loss / (Gain)	928,518.08		919,937.70	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.886%	
Prior Collection Period	0.680 %	
Second Prior Collection Period	0.358 %	
Third Prior Collection Period	0.135 %	
Four Month Average	0.515%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		0.061%
Average Residual Loss / (Gain)		245.06